Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of March 11, 2022 (this “Agreement”), by and between Asset Entities Limited Liability Company, a California limited liability company (“California LLC”), and Asset Entities Inc., a Nevada corporation (“Nevada Corp.”).

BACKGROUND

The authorized capital stock of Nevada Corp. consists of Two Hundred Million (200,000,000) shares of common stock, $0.0001 par value per share, consisting of (i) 10,000,000 shares of Class A Common Stock, $0.0001 par value per share, and (ii) 190,000,000 shares of Class B Common Stock, $0.0001 par value per share, of which Ten (10) shares of Class A Common Stock are issued and outstanding as of the date hereof and held of record and beneficially by California LLC, and Fifty Million (50,000,000) shares of preferred stock, $0.0001 par value per share, none of which shares are issued and outstanding as of the date hereof.

California LLC is authorized to issue membership interests in unit increments (the “Units”) representing equity ownership interests in California LLC. The Units of California LLC are held by the persons designated in Schedule A in the amounts opposite their respective names (the “Members”).

The requisite members of California LLC, the Board of Managers of California LLC, and the Board of Directors of Nevada Corp. have deemed it advisable and to the advantage of the two business entities that California LLC merge with and into Nevada Corp. upon the terms and conditions herein provided. In accordance with Sections 17710.01-17710.19, inclusive, of the California Corporation Code and Chapter 92A of the Nevada Revised Statutes, the requisite members of California LLC, the Board of Managers of California LLC, and the Board of Directors of Nevada Corp. have approved this Agreement and Plan of Merger and have submitted this Agreement and Plan of Merger to California LLC, as the sole shareholder of Nevada Corp. for its approval, which was obtained.

California LLC and Nevada Corp. intend that the transaction contemplated by this Agreement will qualify as a tax-free reorganization.

NOW, THEREFORE, in consideration of the mutual agreements and covenants set forth herein, Nevada Corp. and California LLC hereby agree to merge in accordance with the following plan:

1. Merger. California LLC shall be merged with and into Nevada Corp. at the Effective Time (as defined below). From and after the Effective Time, Nevada Corp. shall be the surviving corporation and the separate existence of California LLC shall cease, all as, and with the effect provided by the California Corporations Code, the Nevada Revised Statutes, and this Agreement and Plan of Merger. This Agreement and Plan of Merger shall become effective for purposes of Nevada and California law at such date and time as Articles of Merger and a Certificate of Merger have been filed with the Secretary of State of the State of Nevada and the Secretary of State of the State of California, respectively (such latest date being the “Effective Time”).

2. Directors and Officers and Governing Documents; Name. The directors and officers of Nevada Corp. immediately prior to the Effective Time shall be the directors and officers of Nevada Corp. as the surviving corporation. The Articles of Incorporation of Nevada Corp. shall continue to be the Articles of Incorporation of Nevada Corp. as the surviving corporation without change or amendment until further amended in accordance with the provisions thereof and applicable laws. The bylaws of Nevada Corp., as in effect at the Effective Time, shall continue to be the bylaws of Nevada Corp. as the surviving corporation without change or amendment until further amended in accordance with the provisions thereof and applicable laws.

3. Rights and Liabilities of Nevada Corp. and California LLC. The merger shall have the effects set forth in Chapter 92A of the Nevada Revised Statutes and Sections 17710.01-17710.19, inclusive, of the California Corporation Code.

4. Further Assurances. From time to time, as and when required by the California Corporations Code or the Nevada Revised Statutes, there shall be executed and delivered on behalf of Nevada Corp. such deeds and other instruments, and there shall be taken or caused to be taken by it all such further and other action as shall be appropriate or necessary in order to vest, perfect or confirm, of record or otherwise, in Nevada Corp., the title to and possession of powers, franchises and authority of California LLC and otherwise to carry out the purposes of this Agreement and Plan of Merger, the officers and directors of Nevada Corp. are fully authorized in the name and on behalf of Nevada Corp. or otherwise to take any and all such action and to execute and deliver any and all such deeds and other instruments.

5. Stock of Nevada Corp. At the Effective Time, by virtue of this Agreement and Plan of Merger, and without any action on the part of the holder thereof, the Ten (10) shares of Class A Common Stock of Nevada Corp. held by California LLC, issued and outstanding immediately prior to the Effective Time, shall automatically be cancelled and no longer represent any interest in the Nevada Corp., as the surviving corporation.

6. Equity Interests of California LLC. At the Effective Time, by virtue of this Agreement and Plan of Merger, and without any action on the part of the holders thereof, each of the outstanding Units of California LLC, issued and outstanding immediately prior to the Effective Time, shall be automatically changed and converted into the capital stock of Nevada Corp. as specified on Schedule A to this Agreement.

7. Amendment. At any time prior to the Effective Time, this Agreement and Plan of Merger may be amended in any manner as may be determined in the judgment of the Board of Directors of Nevada Corp. and the Board of Managers of California LLC to be necessary, desirable or expedient.

8. Abandonment. At any time before the Effective Time, this Agreement and Plan of Merger may be terminated and the merger may be abandoned by either the Board of Directors of Nevada Corp. and the Board of Managers of California LLC, or both.

9. Counterparts; Facsimile Execution. In order to facilitate the filing and recording of this Agreement and Plan of Merger, the same may be executed in multiple counterparts, each of which shall be deemed to be an original and the same agreement. Facsimile execution and delivery of this Agreement is legal, valid and binding execution and delivery for all purposes.

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IN WITNESS WHEREOF, each of the business entities party hereto, pursuant to authority granted by the Board of Directors of Nevada Corp. and Board of Managers of California LLC, have caused this Agreement and Plan of Merger to be executed by its duly authorized officer, as of the date first above written.

ASSET ENTITIES INC.
a Nevada Corporation

By:	/s/ Arshia Sarkhani
Name:	Arshia Sarkhani
Title:	Chief Executive Officer

ASSET ENTITIES LIMITED LIABILITY
COMPANY
a California Limited Liability Company

By:	/s/ Arshia Sarkhani
Name:	Arshia Sarkhani
Title:	Manager

Signature Page to Agreement and Plan of Merger

Schedule A

CALIFORNIA LLC MEMBERS

Member Name	Units	California LLC Percentage	Shares of Nevada Corp. Class A Common Stock	Shares of Nevada Corp. Class B Common Stock
Asset Entities Holdings, LLC	50,000,000	97.56%	9,756,000	0
Richard Benavides, MD	1,250,000	2.44%	0	244,000
Totals	51,250,000	100.00%	9,756,000	244,000

Schedule A-1